June 29, 2006

BY FAX AND EDGAR

Timothy Geishecker, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital One Financial Corporation
Registration Statement on Form S-4
File No. 333-133665

Dear Mr. Geishecker:

Capital One Financial Corporation (“Capital One”) hereby acknowledges to the Securities and Exchange Commission (the “Commission”) the following:

The Company acknowledges to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company also acknowledges to the Commission that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company further acknowledges to the Commission that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby respectfully requests that the Registration Statement on Form S-4 filed by Capital One on May 1, 2006 (File No. 333-133665), as amended, be declared effective on July 5, 2006 at 10:00 a.m., Washington, D.C. time, or as soon as practicable thereafter.

Very truly yours, CAPITAL ONE FINANCIAL CORPORATION

By:	/s/ Frank R. Borchert, III
Name: Title:	Frank R. Borchert, III Executive Vice President, Deputy General Counsel and Assistant Secretary

cc:	Christian Windsor
Securities and Exchange Commission

Daniel Healy
North Fork Bancorporation, Inc.

Victor I. Lewkow, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Christopher E. Austin, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Edward D. Herlihy, Esq.
Wachtell, Lipton, Rosen & Katz

Lawrence S. Makow, Esq.
Wachtell, Lipton, Rosen & Katz